[redacted]

09056148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 36653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
S&P Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Road, Suite 108
(No. and Street)

Dallas	Texas	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart G. Potter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **S&P Investors, Inc.**, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANITA FOUGHT
Notary Public, State of Texas
My Comm. Expires 05/29/12

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S&P INVESTORS, INC.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
S&P Investors, Inc.

We have audited the accompanying statement of financial condition of S&P Investors, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S&P Investors, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 18, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

S&P INVESTORS, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 411,892
Commissions receivable from clearing broker/dealer	7,729
Prepaid expenses	2,183
Clearing deposit	6,002
Other assets	2,540
TOTAL ASSETS	$ 430,346

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 4,963
Commissions payable	252,441
Accrued expenses	35,986
Income taxes payable - federal	3,312
TOTAL LIABILITIES	296,702

Stockholders' Equity

Common stock, 5,000,000 shares authorized of no par value, 2,550,000 shares issued and 2,168,966 shares outstanding	40,000
Additional paid-in capital	7,982
Retained earnings	95,662
	143,644
Treasury stock, 381,034 shares at cost	(10,000)
TOTAL STOCKHOLDERS' EQUITY	133,644
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 430,346

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Income
Year Ended December 31, 2008

Revenue	
Securities commissions	$ 2,108,719
Finders fees	5,875
Other revenue	72,610
TOTAL REVENUE	2,187,204
Expenses	
Compensation and related costs	1,720,591
Clearing charges	296,627
Communications	36,015
Occupancy and equipment costs	30,933
Promotional costs	3,767
Regulatory fees and expenses	20,353
Other expenses	46,725
TOTAL EXPENSES	2,155,011
Net income before provision for income taxes	32,193
Provision for income taxes	
Income tax expense - federal	3,429
Income tax expense - state	4,321
Total provision for income taxes	7,750
NET INCOME	$ 24,443

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Shares Issued	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2007	2,550,000	381,034	$ 40,000	$ 7,982	$ 71,219	$ (10,000)	$ 109,201
Net income	-	-	-	-	24,443	-	24,443
Balances at December 31, 2008	2,550,000	381,034	$ 40,000	$ 7,982	$ 95,662	$ (10,000)	$ 133,644

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 24,443
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	267
Change in assets and liabilities	
Increase in commissions receivable from clearing broker/dealer	(615)
Increase in prepaid expenses	(162)
Decrease in clearing deposit	18
Decrease in other assets	569
Decrease in accounts payable	(17,309)
Increase in commissions payable	167,763
Increase in accrued expenses	35,874
Decrease in income taxes payable	(9,407)
Net cash provided by operating activities	201,441
Net increase in cash and cash equivalents	201,441
Cash and cash equivalents at beginning of year	210,451
Cash and cash equivalents at end of year	$ 411,892

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 6
Income taxes - federal	$ 12,136
Income taxes - state	$ 4,321

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

S&P Investors, Inc. (Company) was organized in August 1986 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Texas. The Company's customers are primarily individuals in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by accelerated methods using estimated lives of five to seven years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Finders Fees

Revenue from finders fees is recorded when earned.

Income Taxes

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $128,918 and $19,780, respectively. The Company's net capital ratio was 2.30 to 1.

Note 4 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 51,022
Furniture and fixtures	21,797
	72,819
Accumulated depreciation	(72,819)
	$ 0

Depreciation expense for the year was $267 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Profit Sharing Plan

The Company adopted a profit sharing plan (the Plan) effective May 1992. The Company and eligible employees both may contribute to the Plan. The Plan is administered on a calendar year basis. All employees over age 21 are eligible to participate. Employee salary deferral contributions and earnings on these contributions are 100% vested. Employer contributions and earnings on these contributions are 100% vested after one year of service. There were no Plan expenses incurred for the year ending December 31, 2008. The Company will make contributions totaling $30,000 for the year ending December 31, 2008, which are reflected in the accompanying statement of income in compensation and related costs and in the accompanying statement of financial condition in accrued expenses.

Note 6 - Commitments and Contingencies

Leases

The Company leases office space under a noncancelable operating lease, which is personally guaranteed by the Company's president and majority shareholder, expiring December 2010. Future minimum lease payments for each of the years ending December 31 are as follows:

2009	$ 20,250
2010	20,250
Thereafter	-
	$ 40,250

Note 6 - Commitments and Contingencies (continued)

Leases (continued)

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $25,475 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Contingencies

There are currently no significant asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Concentration of Credit Risk

Cash held at a one financial institution exceeded the federally insured limit by $131,704 at December 31, 2008; however, this at risk amount is subject to significant fluctuations on a daily basis throughout the year.

Note 8 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

S&P INVESTORS, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2008

Total stockholder's equity qualified for net capital	$ 133,644
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	2,183
Other assets	2,540
Total deductions and/or charges	4,723
Net capital before haircuts on securities positions	128,921
Haircuts on securities:	
Cash equivalents	3
Total haircuts on securities:	3
Net Capital	$ 128,918
Aggregate indebtedness	
Accounts payable	$ 4,963
Commissions payable	252,441
Accrued expenses	35,986
Income taxes payable - federal	3,312
Total aggregate indebtedness	$ 296,702
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 19,780
Net capital in excess of minimum requirement	$ 109,138
Ratio of aggregate indebtedness to net capital	2.30 to 1

Schedule II

S&P INVESTORS, INC.
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Originally Filed Form X-17a-5 as of December 31, 2008 (unaudited)	$	152,897
Audit Adjustments:		
Increase in accrued expenses		(30,000)
Decrease in income taxes payable - federal		6,021
Net capital as computed on Schedule I	$	128,918

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
S&P Investors, Inc.

In planning and performing our audit of the financial statements of S&P Investors, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Philip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 18, 2009